After the close of business on March 1, 2013, the Fund acquired the net assets of Wells Fargo Advantage Prime Investment Money Market Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Institutional Class and Service Class shares of Wells Fargo Advantage Prime Investment Money Market Fund received Institutional Class and Service Class shares, respectively, of the Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Wells Fargo Advantage Prime Investment Money Market Fund for 2,281,559,516 sharesof the Fund valued at $2,281,547,145 at an exchange ratio of 1.00 and 1.00 for Institutional Class and Service Class shares, respectively.The investment portfolio of Wells Fargo Advantage Prime Investment Money Market Fund with an amortized cost of $2,281,613,031 at March 1, 2013 were the principal assets acquired by the Fund. The aggregate net assets of Wells Fargo Advantage PrimeInvestment Money Market Fund and the Fund immediately prior to the acquisition were $2,281,547,145 and $36,688,932,750, respectively. The aggregate net assets of the Fund immediately after the acquisition were $38,970,479,895.For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received from Wells Fargo Advantage Prime Investment Money Market Fund was carried forward to align ongoing reporting of the Funds realized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed February 1, 2013, the beginning of the annual reporting period for the Fund, the pro forma results of operations for the six months ended July 31, 2013 would have been:

Net investment income
$15,177,013

Net realized gains on investments
$    135,176

Net increase in net assets resulting from operations
$15,312,189


Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Wells Fargo Advantage Prime Investment Money Market Fund that have been included in the Funds Statement of Operations since March 4, 2013.